Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this filing. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

A. Operating Results

Business Overview

The Company, through its operating subsidiaries, is mainly engaged in the manufacture, research and development and sales of Class I, II and III medical devices. It has a history of more than 30 years and has a sound product category, with more than 800 domestic products and more than 120 export products. The main product lines include disposable infusion pumps, anesthesia puncture kits, electronic pumps, full anesthesia kits, urethral catheterization kits, gynecological examination kits, endotracheal intubation, dressing application and various tubes. It is the leading enterprise in China’s medical consumables industry. The Company has received qualification to manufacture and produce China’s first, second and third type of medical device consumables and, at the same time, the Company has acquired FDA registration and the European Union’s CE certification. Relevant permissions have been obtained in major sales markets to meet local regulatory requirements.

The Company’s distribution network covers major global markets. Internationally, the Company mainly exports medical devices through exporting distributors. Up to now, the Company has 389 exporting distributors responsible for distributing its products to end users in Europe, North America, Asia, South America, Africa, and Oceania. In the Chinese market, the Company sells products under its own brand to customers all over the country. The Company’ product permeation for mainland China has reached major medical institutions and pharmacies through some 4,177 distributors. At the same time, the Company has established a cooperative network with more than 567 hospitals through its own direct sales channels.

Revenues decreased by approximately $7.36 million, or approximately 16.2%, to $37.98 million for the six months ended June 30, 2025 from approximately $45.34 million for the six months ended June 30, 2024. The decrease was mainly due to customer demand has declined.

Net income decreased by approximately $1.57 million, or approximately 33.0%, to $3.15 million for the six months ended June 30, 2025 from approximately $4.71 million for the six months ended June 30, 2024. The decrease was mainly due to a decrease in gross profit and increase in expected credit loss.

Recent Developments

On February 26, 2024, the Company transferred 45% equity interest in Hainan Guoxie from Kang Fu International Medical to Jiangsu Huadong, and the remaining 10% equity interest was sold to a third party, Yangzhou Boxin Medical Equipment Co., Ltd. (“Boxin”) in exchange for $637,940 (RMB4.4 million) in consideration. After the transaction, the Company no longer controls Hainan Guoxie, thus the Company deconsolidated Hainan Guoxie upon the completion of the transaction.

Effective December 26, 2024, the Company entered into an amendment (the “Amendment”) to the securities purchase agreement, originally dated December 27, 2023 (the “SPA”), between the Company and Anson Investments Master Fund LP and Anson East Master Fund LP for the sale of up to $50.50 million in convertible notes and warrants. Under the Amendment, the parties agreed that there would only be the single $6,000,000 closing under the SPA, which occurred on January 2, 2024, and would be no additional closings under the SPA.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our unaudited condensed consolidated financial statements and related notes included in this filing. The results of operations in any period are not necessarily indicative of our future trends.

(Amounts expressed in U.S. dollars, except share data and per share data, or otherwise noted)

For the six months ended June 30, 2025 and 2024 (Unaudited)

	For the Six Months Ended June 30, (Unaudited)
	2025	2024
Revenues
Third party sales	$37,585,472	$45,035,893
Related party sales	396,147	307,805
Total revenues	37,981,619	45,343,698
Cost of revenues	25,369,068	30,158,297

Gross profit	12,612,551	15,185,401

Operating expenses
Selling	2,699,773	3,199,538
General and administrative	2,712,652	3,502,639
Research and development	1,332,109	1,459,945
Provision for credit loss	2,628,912	1,131,267
Total operating expenses	9,373,446	9,293,389

Income from operations	3,239,105	5,892,012

Other (income) expense:
Change in fair value in convertible debt	-	514,862
Interest expense	122,769	129,292
Interest income	(573,626)	(292,670)
Currency exchange gain	(22,498)	(327,531)
Other income, net	(90,353)	(17,289)
Total other (income) expenses	(563,708)	6,664

Income before income tax provision	3,802,813	5,885,348
Income taxes expense	657,791	1,175,023
Net income	$3,145,022	$4,710,325

For the six months ended June 30, 2025 and 2024 (Unaudited)

Revenues

Revenues decreased by approximately $7.36 million, or approximately 16.2%, to $37.98 million for the six months ended June 30, 2025 from approximately $45.34 million for the six months ended June 30, 2024. The decrease was mainly due to customer demand has declined.

Cost of revenues

Cost of revenues primarily include cost of materials, direct labor costs, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. Cost of revenues decreased by approximately $4.79 million, or approximately 15.9%, to $25.37 million for the six months ended June 30, 2025 from approximately $30.16 million for the six months ended June 30, 2024. The decrease was generally in line with decrease in revenue except some fixed cost such as lease expense and salary of administrative employees in production department.

Gross profit margin

The following table sets forth the overall gross profit margin of the Company:

	For the Six Months Ended June 30, (Unaudited)
	2025	2024
Revenues	$37,981,619	$45,343,698
Costs of revenues	25,369,068	30,158,297
Gross profit	$12,612,551	$15,185,401
Gross profit margin %	33.2%	33.5%

Gross profit decreased by approximately $2.57 million, or approximately 16.9%, to $12.61 million for the six months ended June 30, 2025 from approximately $15.19 million for the six months ended June 30, 2024. Gross profit margin decreased from 33.5% for the six months ended June 30, 2024 to 33.2% for the six months ended June 30, 2025 as a result of certain fixed costs not decreasing proportionately with revenue.

Operating costs and expenses

Our operating costs and expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Selling

The following table sets forth a breakdown of the selling expenses of the Company:

For the six months ended June 30, 2025 and 2024 (Unaudited)

	2025	2024
Transportation expenses	$1,034,312	$1,116,872
Salaries and benefits	613,653	663,298
Entertainment expenses	416,264	564,785
Conference expenses	347,224	505,530
Travel allowance	176,801	170,036
Auto expenses	92,712	139,266
Advertising expenses	321	859
Other expenses	18,486	38,892
Total	$2,699,773	$3,199,538

The selling expenses decreased by approximately $0.50 million, or approximately 15.6%, to approximately $2.70 million for the six months ended June 30, 2025 from approximately $3.20 million for the six months ended June 30, 2024. The decrease was mainly attributable to the combined effects of the followings:

(a)	Our conference expenses decreased by approximately $0.16 million, or approximately 31.3%, to approximately $0.35 million for the six months ended June 30, 2025 from approximately $0.51 million for the six months ended June 30, 2024. Conference expenses are mainly related to the company’s market expansion, business development, business negotiation, medical expo, and exhibition affairs. These expenditures helped the Company promote its products, develop markets and channels, strengthen customer communication, and establish long-term and stable cooperative relations.

(b)	Our entertainment expenses decreased by approximately $0.15 million, or approximately 26.3%, to approximately $0.42 million for the six months ended June 30, 2025 from approximately $0.56 million for the six months ended June 30, 2024.

(c)	Our transportation expenses decreased by approximately $83,000, or approximately 7.4%, to approximately $1.03 million for the six months ended June 30, 2025 from $1.12 million for the six months ended June 30, 2024. The reduction in business travel was due to a decline in demand for customer orders.

General and administrative

General and administrative expenses primarily consisted of the following expenses:

For the six months ended June 30, 2025 and 2024 (Unaudited)

	2025	2024
Salaries and benefits	$698,419	$702,752
Entertainment expenses	541,785	651,888
Conference fees	336,890	460,998
Auto expenses	84,411	131,136
Maintenance expenses	25,287	50,006
Depreciation expenses	73,256	75,553
Travel allowance	62,578	68,024
Office expenses	28,258	36,737
Surtax expenses	253,143	303,891
Amortization expenses	7,685	19,177
Rental expenses	6,972	6,747
Insurance expenses	3,740	4,062
Service expenses	403,998	890,425
Other expenses	186,230	101,243
Total	$2,712,652	$3,502,639

General and administrative expenses decreased by approximately $0.79 million, or approximately 22.6%, to $2.71 million for the six months ended June 30, 2025, from approximately $3.50 million for the six months ended June 30, 2024. The decrease was primarily due to (a) service expenses decreasing by approximately $0.49 million from $0.89 million for the six months ended June 30, 2024 to $0.40 million for the six months ended June 30, 2025 due to the decreasing in investment consulting fees; (b) conference fees decreasing by approximately $0.12 million or 26.9% from approximately $0.46 million for the six months ended June 30, 2024 to $0.34 million for the six months ended June 30, 2025; (c) entertainment expenses decreasing by approximately $0.11 million or 16.9% from approximately $0.65 million for the six months ended June 30, 2024 to $0.54 million for the six months ended June 30, 2025.

Research and development

The following table sets forth a breakdown of the research and development expenses of the Company:

For the six months ended June 30, 2025 and 2024 (Unaudited)

	2025	2024
Sample manufacturing expenses	$538,804	$691,328
Salaries and benefits	531,988	506,506
Travel allowance	117,649	69,751
Depreciation expenses	4,316	4,910
Design expenses	30,679	43,202
Material expenses	18,573	29,953
Other expenses	90,100	114,295
Total	$1,332,109	$1,459,945

The research and development expenses decreased by approximately $0.13 million, or approximately 8.8%, to $1.33 million for the six months ended June 30, 2025, from approximately $1.46 million for the six months ended June 30, 2024. The decrease was mainly due to decrease in sample manufacturing expenses.

Income from operations

As a result of the factors described above, our income from operations decreased by approximately $2.65 million, or approximately 45.0%, to $3.24 million for the six months ended June 30, 2025, from approximately $5.89 million for the six months ended June 30, 2024.

Income tax expense

The provision for income taxes decreased by approximately $0.52 million, or approximately 44.0%, to $0.66 million for the six months ended June 30, 2025, from approximately $1.18 million for the six months ended June 30, 2024. The decrease was mainly due to the decrease of taxable income in 2025.

Net income

As a result of the factors described above, our net income decreased by approximately $1.57 million, or approximately 33.0%, to $3.15 million for the six months ended June 30, 2025 from approximately $4.71 million for the six months ended June 30, 2024.

Unrealized foreign currency translation adjustment

The Company’s reporting currency is the United States dollar (“US$”). The Company’s operations are primarily conducted through its PRC subsidiaries where the local currency is the functional currency. The functional currency of Kang Fu International Medical is the Hong Kong dollar and the functional currency of other subsidiaries is the Renminbi (“RMB”). Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in other comprehensive income. Our foreign currency translation gain for the six months ended June 30, 2025 was approximately $2.82 million and loss for the six months ended June 30, 2024 was approximately $3.52 million, respectively. The change was primarily due to the exchange rate fluctuation of RMB against the U.S. dollar.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

As of June 30, 2025 and as of December 31, 2024, we had cash and restrict cash of approximately $16.90 million and $17.29 million, respectively. We believe that our current cash, cash to be generated from our operations and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. We do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. In order to implement our growth strategies, we plan to expand our business. With additional capacity, and varied product offerings, the Company will provide tailored “one-stop” services from wound care, to surgical auxiliary supplies, to disease prevention. To do so, we may need more capital through equity financing to expand our production and meet market demands.

Substantially all of our operations are conducted in China and all of our revenues, expense and cash are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty in distributing any dividends outside of China due to PRC exchange control regulations which restrict the ability to convert RMB into U.S. Dollars.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit every year as its general reserves based on PRC accounting standards until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves can’t be distributed as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which can’t be distributed to equity owners except liquidation. Under PRC law, RMB can be converted into U.S. Dollars under the company’s “current account” (including dividends, trade and service-related foreign exchange transactions) rather than the “capital account” (including foreign direct investments and loans, without the prior approval of the SAFE).

For retained earnings accrued after such date, the board of directors will declare dividends after taking into account our operations, earnings, financial condition, the demand for cash and availability and other relevant factors. Any declaration, payment and amount to dividends should be subject to our By-laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

We have limited financial obligations dominated in U.S. dollars, thus the foreign currency restrictions and regulations in PRC on the dividends distribution will not have a material impact on the liquidity, financial condition and results of operations of our Company.

Cash Flow Summary

For the six months ended June 30, 2025 and 2024 (Unaudited)

	2025	2024
Net Cash (Used in) Provided by Operating Activities	$(9,902,327)	$1,015,799

Net Cash Provided by (Used in) Investing Activities	6,088,625	(5,424,859)

Net Cash Provided by Financing Activities	3,309,158	6,134,401

Effect of Exchange Rate Changes on Cash	118,054	(161,584)

Cash at Beginning of Period	17,288,952	16,926,878

Cash at End of Period	$16,902,462	$18,490,635

For the six months ended June 30, 2025 and 2024 (Unaudited)

Cash Flow in Operating Activities

Net cash used in operating activities was $9.9 million for the six months ended June 30, 2025, primarily comprised of increase in accounts receivable of approximately $9.5 million, increase of prepayments and other assets of approximately $0.6 million, decrease of accounts payables of approximately $4.4 million, decrease of taxes payable of approximately $0.6 million, decrease of accrued expenses and other liabilities of approximately $0.5 million, offset by net income of approximately $3.1 million, adjustment for non-cash items of approximately $1.8 million, decrease in inventories of approximately $0.3 million and decrease of bank acceptance receivable of approximately $0.2 million.

Net cash provided by operating activities was $1.0 million for the six months ended June 30, 2024, primarily comprised of net income of approximately $4.7 million and adjustment for non-cash items of approximately $1.3 million, decrease of bank acceptance receivable of approximately $1.4 million, increase of accounts payables of approximately $1.2 million, decrease in inventories of approximately $0.5 million, and increase of accrued expenses and other liabilities of approximately $0.2 million, offset by increase in accounts receivable of approximately $8.2 million.

Cash Flow in Investing Activities

Net cash provided by investing activities was $6.1 million for the six months ended June 30, 2025. It consisted of collection from a related party loans of approximately $6.9 million, partially offset by purchases of property and equipment of approximately $10,000 and advance to related parties of approximately $0.8 million.

Net cash used in investing activities was $5.4 million for the six months ended June 30, 2024. It consisted of purchases of property and equipment of approximately $0.01 million and advance to a related party of approximately $5.4 million.

Cash Flow in Financing Activities

For the six months ended June 30, 2025, the Company had net cash provided by financing activities of approximately $3.3 million, which consisted of proceeds from short-term bank loans of approximately $11.7 million, partially offset by repayment of short-term bank loans of approximately $8.4 million.

For the six months ended June 30, 2024, the Company had net cash provided by financing activities of approximately $6.1 million, which consisted of proceeds from convertible debt of approximately $5.6 million, proceeds from short-term bank loans of approximately $6.4 million and Repayment to short -term bank loans of approximately $5.8 million.

Off-Balance Sheet Arrangements

As of June 30, 2025 and December 31, 2024, there were no off-balance sheet arrangements.

C. Research and Development, Patents and Licenses, etc.

Please see Item 4.A. “Information on the Company—Business Overview—Intellectual Property” in 20-F/A filed on April 24, 2025.

D. Trend Information

Other than as disclosed elsewhere in this filing, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended June 30, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the collection of accounts receivable, the useful lives and impairment of our long-lived assets, and the provisions for income taxes. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements. We believe there have been no material changes to our critical accounting policies and estimates.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and related notes.

The most significant estimates and judgments include allowance for credit losses, the valuation of inventory, useful life of property, plant and equipment and income taxes related to realization of deferred tax assets and uncertain tax position. Actual amounts could differ from those estimates.

Accounts Receivable and Allowance for Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2020. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. Accounts receivable are recognized and carried at the original invoiced amount less an estimated allowance for credit losses. The Company estimates the allowance for credit losses based on an analysis of the aging of accounts receivable, assessment of collectability, including any known or anticipated economic conditions, customer-specific circumstances, recent payment history and other relevant factors.

Inventories

Inventories are valued using the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. Manufactured inventories included cost of materials, labor and overhead expenses. The Company records adjustments to inventory for excess quantities, obsolescence, or impairment, when appropriate, to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory.